

January 30, 2025

Dear Fellow Matthews Shareholder:

Matthews International Corporation's ("Matthews" or the "Company") 2025 Annual Meeting of Shareholders (the "Annual Meeting") is three weeks away, on February 20, 2025. You have the opportunity to protect and enhance the value of your investment by voting the **GOLD** proxy card **"FOR"** the election of Ana Amicarella, Chan Galbato and James Mitarotonda to the Matthews Board of Directors (the "Board").

Earlier this week, Matthews published a meandering and blatantly misguided 68-page presentation in an effort to, in our view, direct shareholders' attention away from one very simple fact: **the Matthews Board has consistently failed to act in the best interests of its shareholders and change is urgently needed at the Company.**

As a valued owner of Matthews, we believe you deserve to know the facts – as opposed to a torrent of excuses, half-truths and lofty promises. Barington Capital Group, L.P. and the other participants in its solicitation (collectively, "Barington") are committed to ensuring you understand the facts so that all shareholders can make an informed decision about the future of the Company at the upcoming Annual Meeting.

THE FACTS: DEBUNKING MATTHEWS' CULTURE OF DECEIT

Matthews' False Claim: "Our Board and CEO have strategically positioned Matthews for long-term success."

Shareholders' Reality: In the last 18 years, Matthews has invested $1.8 billion to increase revenue by $1.1 billion while the Company's profitability and share price have declined.[1] This was a poor use of capital, no matter how many times the Company tells you otherwise.

- Over the last 18 years, Matthews' operating performance has significantly deteriorated, its total shareholder returns have underperformed the Company's self-selected peers and the market, and its share price has tumbled.[2]
- Rather than take accountability for their value destruction, Matthews' Board and CEO continue to rationalize long-term share price underperformance by redirecting blame to recent challenges in the Company's energy storage business.[3] Look no further than the numbers to uncover the truth. From October 2, 2006 (the day Joseph Bartolacci became CEO) until November 2, 2020 (when press articles first linked Tesla's 4680 batteries with Matthews dry electrode capabilities[4]), Matthews' share price sank by a staggering 37.8%.[5]
- Adding insult to injury, the Board and CEO continue to pin their hopes on Matthews' Industrial Technology businesses, despite their apparent limited understanding of this segment, as evidenced by continuous setbacks such the Company's ongoing failure to launch its "innovative" new printing product since 2017. Investments in Industrial Technologies totaling $371.4 million during the last 18 years have not created value for shareholders, according to our analysis.[6]

Matthews' False Claim: "Our strategy and governance are overseen by our actively refreshed, diverse and fit for purpose board."

Shareholders' Reality: The Board is radically entrenched and long tenured, lacks accountability and relevant skillsets, and has demonstrably failed in its duty to serve as a good fiduciary to shareholders.

- Three of the 11 directors are current or former Matthews executives, and five directors have been on the Board for 10 or more years. According to leading proxy advisory firm ISS, "a tenure of more than nine years is considered to potentially compromise a director's independence."[7] We could not agree more. We believe these tenures undermine the Board's independence while weakening effective oversight and decision-making.
- The Board has idly watched as CEO Bartolacci has eroded shareholder value for nearly two decades. During Mr. Bartolacci's entire 18-year tenure, Matthews' share price declined by 20%, and the Company's Common Stock (including dividends) significantly underperformed its self-selected peers and the market as whole.[8]
- During the tenures of Matthews' incumbent nominees, Mr. Garcia-Tunon and Mr. Dunlap – who have either been unable or unwilling to hold Mr. Bartolacci accountable – the Company's share price declined by 19.3% and 40.3%, respectively; total returns, including dividends, were a paltry 1.4% and disappointingly dropped 9.9%, respectively.[9] Furthermore, Mr. Garcia-Tunon's and Mr. Dunlap's experience in industrial engines and steel, respectively, offer minimal value to the Company, as demonstrated by the percentages above.

Matthews' False Claim: "Barington's nominees do not enhance the variety of skills and expertise on our Board."

Shareholders' Reality: Barington's nominees bring the public company board and leadership experience, sector expertise and commitment to shareholder value creation that the incumbent Board sorely lacks.

- Mr. Galbato has experience on more than 20 boards, including at 6 public companies; Mr. Mitarotonda has experience on more than 18 public company boards; and Ms. Amicarella has experience on two public company boards. We are unsure how anyone can make a comparison between the board experience of Barington's nominees and that of the Company's nominees. Mr. Nauman has no public company board experience beyond a three-year stint at a micro-cap company, which lost 76.3% of its market value during his tenure. Similarly, Mr. Garcia-Tunon and Mr. Dunlap have watched Matthews' share price plummet to the detriment of shareholders during their Board tenures. (See above)
- Mr. Galbato has overseen superior execution and M&A, including at Avon Products (formerly NYSE:AVP), where investors saw share price appreciation of 49.3% from the time he started as Chairman through the sale of the company[10]—a level of performance we could have only longed for under Mr. Garcia-Tunon's Chairmanship at Matthews. Furthermore, Mr. Galbato has relevant industry experience that the Board lacks, including digital distribution and business models (for Memorialization); commercial printing and building products (for Product Identification); automotive (for Energy Storage); and iot and intelligent devices (for Product Automation).
- Mr. Mitarotonda has extensive capital allocation experience and a strong track record of successful M&A, including as a director of Ameron International Corporation (NYSE: AMN), Avon Products, Jones Group (formerly NYSE:JNY), and Omnova Solutions, Inc. (formerly NYSE:OMN). The closing price of the common stock for each company increased by 25.4%, 21.6%, 26.0%, and 13.3%, respectively, from the day he was appointed to the board to the day each company was sold.[11] Additionally, Mr. Mitarotonda brings an owner's perspective to the boardroom, as reflected

in his ability to challenge long-held assumptions, to make difficult decisions and to act resolutely to create long-term value for all shareholders.

- Ms. Amicarella's has a widely recognized track record of superb execution. As CEO at EthosEnergy, she doubled EBITDA from 2019 to 2023, leveraging her more than 20 years of experience running P&Ls. She gained extensive manufacturing experience during her time at EthosEnergy, which produces a variety of energy equipment, and Aggrekko, which manufactures and assembles all its rental equipment. Moreover, she has experience transforming companies by helping boards and leadership teams address performance challenges.

Matthews' False Claim: "Barington's four-step plan presents no new ideas."

Shareholders' Reality: Barington has put forth a comprehensive plan for Matthews to create value for all shareholders, not only during this proxy contest but starting in December 2022.

- Barington does not take launching a proxy contest lightly, but in the case of Matthews, we had no choice. Throughout the entirety of our consulting agreement with the Company, we observed that Mr. Mitarotonda was kept at arms-length. His involvement was siloed and his ability to add meaningful value was stymied. To this point: the Company withheld any materials from him that were not publicly reported and the limited meetings he was invited to attend were closely supervised by Matthews' general counsel.
- As an engaged shareholder who has created tremendous value for companies, Barington understands the value that can be gained from a consulting agreement. Look no further than the two other times we were engaged as an advisor or consultant. At L Brands, Inc. (formerly NYSE:LB) and HanesBrands, Inc. (NYSE:HBI), we worked closely with the boards and management teams to deliver value for shareholders. The share price of L Brands increased by 221.5% during our tenure as advisor[12] and the share price of HanesBrands increased by 95.2% between the start of our engagement and December 31, 2024.[13] We still believe that if given the opportunity to meaningfully engage with Matthews, we can deliver positive results.

Matthews' False Claim: "Barington's misguided proxy contest"

Shareholders' Reality: It appears that Matthews only began to take action after Barington notified the Company of its intention to launch a proxy contest.

- Over the last 18 years, the Company has failed to take any action to simplify its portfolio, conduct a strategic review, reduce costs or indebtedness, or address Board independence. Rather, Matthews pursued a path of diversification, allocated capital to grow revenue without regard for returns, increased costs, and fostered poor governance with inexperienced directors.
- *Only after* we repeatedly challenged the viability of the Company's investments in Industrial Technologies did the Company announce a strategic review of these businesses.
- *Only after* we called for the departure of CEO Bartolacci and nominated new directors was a sale of SGK Brand Solutions announced.
- *Only after* we highlighted the lack of true independence on the Board and questioned Gregory S. Babe's role as a director did the Company announce that Mr. Babe would not be standing for re-election at the Company's 2026 Annual Meeting of Shareholders.
- The election of Barington's nominees is critical, in our view, to ensure the Board takes all steps necessary to unlock the Company's full value potential.

DON'T BE FOOLED BY MATTHEWS: THE STATUS QUO IS NOT SUSTAINABLE.

	Matthews' status quo	What Matthews needs
Strategic review	× The strategic review of the Industrial Technologies businesses will explore "greater opportunities for growth ... with add-ons that we can make through acquisitions."[14]	✓ An assessment of the Company's ability to generate an attractive return on its capital in each of these businesses, grounded in a realistic evaluation of future demand, competition, operating costs, and capital requirements – not optimistic assumptions.
Cost reductions	× Take routine special charges for cost reductions, even as total SG&A costs still increase. For example, G&A expense increased by $22.0 million in 2023, despite the Company's "cost reduction" initiatives in 2022 and 2023.[15]	✓ A step-change reduction in total SG&A spending from portfolio restructuring, re-evaluating shared services, and streamlining corporate services.
Sale of SKG Brand Solutions	× "Our pending sale of SGK Brand Solutions at an attractive premium…"[16]	✓ Follow through with the full exit from SGK Brand Solutions, use cash to pay down debt, and eliminate investors' exposure to this declining business.
Board refreshment	× Refreshing its board by gradually adding "novice" directors with limited or no prior public board experience.[17]	✓ Experienced directors with track records of value creation and who are prepared to help the Board hold management accountable for their actions from day one.
Shareholder value creation	× "The Board remains confident in its own ability to deliver long-term shareholder value."[18]	✓ Significant changes to the Board composition to earn back the confidence of shareholders.

SIMPLY PUT: FACTS DON'T LIE. FOLLOW THE FACTS AND VOTE FOR CHANGE TODAY

We greatly fear that without our nominees, the Company will be emboldened to continue its status quo path of diversification, rather than simplification; capital allocation, rather than capital preservation; rising costs, rather than expense reductions; and poor governance with radically entrenched directors, rather than good governance backed by highly skilled, new directors focused on value creation.

We urge you to protect your investment in Matthews. Join us in electing Ana Amicarella, Chan Galbato and James Mitarotonda to the Board by voting Barington's **GOLD** proxy card today.

We thank you for your continued support.

James Mitarotonda
Chairman and Chief Executive Officer
Barington Capital Group, L.P.

Important Information and Participants in the Solicitation

Barington has filed a definitive proxy statement and associated **GOLD** proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit votes for the election of its slate of highly qualified director nominees at the upcoming annual meeting of stockholders of the Company. Details regarding the Barington nominees and the participants in their solicitation are included in its proxy statement and Barington strongly advises all shareholders of the company to read the proxy statement and other proxy materials as they contain important information.

The participants in Barington's proxy solicitation are Barington, Barington Companies Investors, LLC, Barington Capital Group, L.P., LNA Capital Corp., James Mitarotonda, 1 NBL EH, LLC, Joseph Gromek, Ana B. Amicarella and Chan W. Galbato.

If you have any questions, require assistance in voting your GOLD universal proxy card, or need additional copies of Barington's proxy materials, please contact:



1212 Avenue of the Americas, 17th Floor
New York, NY 10036
Banks and Brokerage Firms, Please Call: (212) 297-0720
Shareholders and All Others Call Toll-Free: (877) 285-5990
E-mail: info@okapipartners.com

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[1] Between FY2006 and FY2024, Matthews' revenue grew from $715.9 million to $1,759.7 million, gross margins declined from 38.0% of revenue to 33.5%, operating margins declined from 15.9% of revenue to 5.7%, and net income declined from a profit of $66.4 million to a loss of -$59.7 million. Source: Matthews FY2006 and FY2024 Form 10-K filings.

[2] Matthews' total shareholder return (including dividends) has drastically lagged its peers and major indexes. The Company's share price has underperformed the S&P 500 index by -339.6% since Mr. Bartolacci started his role as CEO on October 1, 2006. Between October 2, 2006, the first trading day after Mr. Bartolacci became CEO, and December 31, 2024, the Company's total shareholder return (including dividends) was a mere 2.2% and the stock price (without dividends) declined by 24.7%. Source: S&P Capital IQ. Matthews Proxy Statements FY2006-2024.

[3] Source: Matthews January 2025 presentation to shareholders, pages 37-38.

[4] Source: *Saueressig said to set up cell production for Tesla*, electriv.com, November 2, 2020.

[5] Matthews closing share price was $35.97 and $22.39 on October 2, 2006, and November 2, 2020, respectively. Source: S&P Capital IQ

[6] Matthews invested $100.1 million capital expenditures and $271.4 in acquisitions in its Industrial Technologies segment between fiscal 2006 and fiscal 2024. Source: Matthews FY2006 to FY2024 Form 10-K filings.

[7] According to Institutional shareholder Services, "Limiting director tenure allows new directors to the board to bring fresh perspectives. A tenure of more than nine years is considered to potentially compromise a director's independence" (ISS Governance QuickScore 2.0 Overview and Updates). ISS recommends to "vote for the election of directors unless … the nominee is proposed to be (re) appointed as an independent director by the board and has a tenure of more than 10 years on the board." (Proposed ISS Benchmark Policy Changes for 2025)

[8] Source: S&P Capital IQ. Matthews Proxy Statements FY2006-2024.

[9] Source: S&P Capital IQ.

[10] Avon Products (formerly NYSE:AVP) closing share price was $3.75 on 3/2/2016 and $5.64 on 12/31/2019 on

[11] Ameron International Corporation's (NYSE: AMN) closing share price was $67.79 on 3/31/2011 and $84.98 on 10/5/2011. Omnova Solutions, Inc.'s (formerly NYSE:OMN) share price was $8.05 on 2/20/2015and $10.14 on 3/30/2020. Jones Group's (formerly NYSE:JNY) closing share price was $13.20 on 5/6/2013and $14.96 on 4/8/2014 . Avon Products closing share price was $4.64 on 3/28/2016 and $5.64 on 12/31/2019. In many cases, the share price on the day on the day a company announces the addition of Mr. Mitarotonda to its board exceeds the average cost basis of Barington's investment, as investors anticipate the positive impact of Mr. Mitarotonda's engagement with the company's board. As a result, returns to Barington investors frequently exceed the published returns. Source: S&P Capital IQ.

[12] L Brands closing share price was $24.86 on April 19, 2019, when L Brands and Barington entered into an agreement and $79.92 on August 2, 2021, when L Brands separated Victoria's Secret from L Brands. Source: L Brands press release, April 19, 2019; S&P Capital IQ

[13] HanesBramds closing share was $4.17 on November 16, 2023 when HanesBrands and Barington entered into an agreement and $8.14 on December 31, 2024. Source: HanesBrands press release, November 16, 2023; S&P Capital IQ

[14] Source: Matthews, Q4 2024 Earnings Call, November 22, 2024.

[15] Source: Matthews FY2020-2022 Form 10-K filings.

[16] Source: Matthews 2025 definitive proxy statement.

[17] Source: Matthews January 2025 presentation to shareholders.

[18] Source: Matthews January 2025 presentation to shareholders.